# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortune Brands Innovations, Inc., CIK 0001519751
CUSIP: 34964C106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1 HORIZON WAY, 1 HORIZON WAY, DEERFIELD, Illinois (IL), 60015
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0001361570-26-000009
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); sole voting power 5,660,699; shared voting power 0; sole dispositive power 5,887,646; shared dispositive power 0; aggregate amount beneficially owned 5,887,646 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Fortune Brands Innovations, Inc.
Address of issuer's principal executive offices: 1 HORIZON WAY, 1 HORIZON WAY, DEERFIELD, Illinois (IL), 60015

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Fortune Brands Innovations Inc on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 320'467'205.08. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Fortune Brands Innovations Inc as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 5,887,646 shares of Fortune Brands Innovations Inc , which represents 4.93% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 5,660,699 shares out of the 5,887,646 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
18.08.2026 SELL 480 45.78 New York Stock Exchange
18.08.2026 SELL 918 45.55 New York Stock Exchange
18.08.2026 SELL 25'742 45.55 New York Stock Exchange
18.08.2026 SELL 13'485 45.78 New York Stock Exchange
18.08.2026 SELL 1'870 45.55 New York Stock Exchange
18.08.2026 SELL 180'161 45.55 New York Stock Exchange
18.08.2026 SELL 4'867 45.55 New York Stock Exchange
18.08.2026 SELL 7'475 45.55 New York Stock Exchange
18.08.2026 SELL 3'916 45.78 New York Stock Exchange
18.08.2026 SELL 2'549 45.78 New York Stock Exchange
18.08.2026 SELL 94'371 45.78 New York Stock Exchange
18.08.2026 SELL 979 45.78 New York Stock Exchange
14.08.2026 SELL 207 48.08 New York Stock Exchange
14.08.2026 SELL 309 48.08 New York Stock Exchange
14.08.2026 SELL 10'262 48.08 New York Stock Exchange
14.08.2026 SELL 311 48.08 New York Stock Exchange
12.08.2026 SELL 690 48.87 New York Stock Exchange
12.08.2026 SELL 72 48.01 New York Stock Exchange
12.08.2026 SELL 145 48.01 New York Stock Exchange
12.08.2026 SELL 98 48.01 New York Stock Exchange
12.08.2026 SELL 14'386 48.01 New York Stock Exchange
10.08.2026 SELL 232 48.34 New York Stock Exchange
10.08.2026 SELL 9'187 48.34 New York Stock Exchange
10.08.2026 SELL 232 48.34 New York Stock Exchange
10.08.2026 SELL 264 48.34 New York Stock Exchange
10.08.2026 SELL 282 48.21 New York Stock Exchange
10.08.2026 SELL 28'299 48.21 New York Stock Exchange
10.08.2026 SELL 283 48.21 New York Stock Exchange
10.08.2026 SELL 381 48.21 New York Stock Exchange
10.08.2026 SELL 382 48.12 New York Stock Exchange
10.08.2026 SELL 66'013 48.12 New York Stock Exchange
10.08.2026 SELL 384 48.12 New York Stock Exchange
10.08.2026 SELL 614 48.12 New York Stock Exchange
31.07.2026 BUY 3'340 49.26 New York Stock Exchange
31.07.2026 SELL 162 48.44 New York Stock Exchange
31.07.2026 SELL 323 48.44 New York Stock Exchange
31.07.2026 SELL 31'136 48.44 New York Stock Exchange
31.07.2026 SELL 484 48.44 New York Stock Exchange
30.07.2026 BUY 2'281 49.25 New York Stock Exchange
30.07.2026 BUY 979 49.25 New York Stock Exchange
30.07.2026 SELL 10'604 49.18 New York Stock Exchange
30.07.2026 SELL 375 49.86 New York Stock Exchange
30.07.2026 SELL 374 49.86 New York Stock Exchange
30.07.2026 SELL 538 49.86 New York Stock Exchange
29.07.2026 SELL 232 49.12 New York Stock Exchange
28.07.2026 SELL 641 52.17 New York Stock Exchange
28.07.2026 SELL 307 52.17 New York Stock Exchange
28.07.2026 SELL 992 52.17 New York Stock Exchange
28.07.2026 SELL 56'873 52.17 New York Stock Exchange
28.07.2026 SELL 20'247 52.21 New York Stock Exchange
28.07.2026 SELL 91'396 52.21 New York Stock Exchange
28.07.2026 SELL 3'223 52.21 New York Stock Exchange
27.07.2026 SELL 29'853 51.57 New York Stock Exchange
27.07.2026 SELL 5'277 51.58 New York Stock Exchange
27.07.2026 SELL 149'604 51.58 New York Stock Exchange
23.07.2026 BUY 150 49.80 New York Stock Exchange
23.07.2026 SELL 76 49.53 New York Stock Exchange
23.07.2026 SELL 200 49.53 New York Stock Exchange
22.07.2026 SELL 20'561 50.12 New York Stock Exchange
21.07.2026 SELL 972 49.58 New York Stock Exchange
17.07.2026 BUY 990 51.45 New York Stock Exchange
16.07.2026 BUY 903 52.62 New York Stock Exchange
16.07.2026 BUY 1'905 52.62 New York Stock Exchange
15.07.2026 BUY 2'025 51.15 New York Stock Exchange
15.07.2026 SELL 182 51.15 New York Stock Exchange
15.07.2026 SELL 384 51.45 New York Stock Exchange
15.07.2026 SELL 269 51.45 New York Stock Exchange
15.07.2026 SELL 348 51.45 New York Stock Exchange
15.07.2026 SELL 37'150 51.45 New York Stock Exchange
15.07.2026 SELL 1'143 50.76 New York Stock Exchange
14.07.2026 BUY 6'165 50.62 New York Stock Exchange
14.07.2026 BUY 969 50.62 New York Stock Exchange
08.07.2026 BUY 3'347 48.80 New York Stock Exchange
07.07.2026 SELL 728 50.48 New York Stock Exchange
07.07.2026 SELL 15'483 50.48 New York Stock Exchange
06.07.2026 BUY 43 53.34 New York Stock Exchange
01.07.2026 BUY 930 54.55 New York Stock Exchange
30.06.2026 SELL 931 54.01 New York Stock Exchange
29.06.2026 SELL 139'982 50.42 New York Stock Exchange
29.06.2026 SELL 519'602 50.42 New York Stock Exchange
29.06.2026 SELL 14'924 50.42 New York Stock Exchange
29.06.2026 SELL 154'718 49.23 New York Stock Exchange
29.06.2026 SELL 4'538 49.23 New York Stock Exchange
29.06.2026 SELL 10'376 49.69 New York Stock Exchange
29.06.2026 SELL 38'341 49.69 New York Stock Exchange
29.06.2026 SELL 1'283 49.69 New York Stock Exchange
29.06.2026 SELL 10'106 49.79 New York Stock Exchange
29.06.2026 SELL 37'339 49.79 New York Stock Exchange
29.06.2026 SELL 1'255 49.79 New York Stock Exchange
26.06.2026 BUY 289 45.98 New York Stock Exchange
26.06.2026 BUY 980 45.98 New York Stock Exchange
26.06.2026 BUY 1'421 45.98 New York Stock Exchange
24.06.2026 BUY 722 41.58 New York Stock Exchange
23.06.2026 BUY 26'198 41.46 New York Stock Exchange
23.06.2026 SELL 1'195 40.98 New York Stock Exchange
22.06.2026 SELL 520 42.00 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Fortune Brands Innovations Inc, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Fortune Brands Innovations Inc is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Fortune Brands Innovations Inc, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (08/19/2026)